Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: July 28, 2022

The following are the 2022 Interim Results of Rentokil Initial plc published on July 28, 2022:

2022 Interim Results

Excellent momentum continued in first half with strong revenue growth and pricing fully offsetting inflation.

Performance supported by proven and resilient business model.

Key milestones reached in Terminix transaction.

Financial Results*	H1 2022	Growth
£m	AER	AER	CER
Ongoing Revenue¹	1,571.2	8.1%	5.6%
Ongoing Revenue excluding disinfection1	1,557.4	14.7%	12.0%
Ongoing Operating Profit	232.5	11.5%	9.6%
Adjusted profit before tax	225.4	16.2%	14.7%
Free Cash Flow Adjusted EPS	136.3 9.49p	14.1%	7.8%

Statutory Results Revenue	1,572.1	8.1%	5.5%
Operating Profit	169.7	5.6%	3.9%
Profit before tax	161.9	8.8%	7.8%
EPS	6.67p	4.0%
Dividend per share	2.4p	15.0%

2022 Interim Highlights (Unless otherwise stated, all figures are presented at constant exchange rates and revenue growth figures exclude the disinfection business).

●	Strong topline momentum continues: Ongoing Revenue excluding disinfection up 12.0%, Organic Revenue2 up 7.3%, driven by strong demand for our business services and demonstrable price progression. Total Revenue up 8.1% to £1,572.1m at AER

–	Ongoing Revenue including disinfection up 5.6%. £13.6m revenues from disinfection, with substantial reduction in the period as anticipated (H1 21: £95.3m)

–	In North America Organic Revenue up 6.4% and Ongoing Revenue excluding disinfection up 12.5%

●	Broad-based growth across business categories

–	12.1% Ongoing Revenue growth in Pest Control (5.6% Organic)

–	10.8% Ongoing Revenue (excluding disinfection) growth in Hygiene & Wellbeing (10.0% Organic)

–	16.0% Ongoing Revenue growth in France Workwear (16.0% Organic)

●	9.6% growth in Ongoing Operating Profit including disinfection; 16.2% growth in Adjusted PBT (at AER)

–	Continued strong price progression, accompanied by improved customer retention of 85.4% (H1 21: 84.3%), fully offsetting increased cost inflation

–	Group Net Operating Margin up 60 bps year on year to 14.9%, despite the anticipated reduction of disinfection business. North American Net Operating Margin up 40 bps year on year to 16.0%

–	No material contribution from the release of Covid-related prior year provisions

–	Statutory profit before tax up 8.8% to £161.9m at AER

●	Free Cash Flow of £136.3m in H1 including £14.9m of one off cashflows relating largely to Terminix transaction (88% conversion)

●	Net debt to EBITDA ratio 2.2x (at 30 June 2022) largely due to acquisition spend

●	Significant progress achieved towards closing of Terminix transaction:

–	US anti-trust condition satisfied; draft circular and prospectus filed with the FCA; initial F-4 filed with the SEC including completion of PCAOB audit uplift; and Terminix’s UK and Norway pest management businesses divested

–	Successful issue in June of bonds totalling c.£1.6bn and $700m term loan underpins transaction funding

●	Excellent ongoing M&A programme:

–	31 acquisitions in 17 countries in H1 2022 – 26 Pest, 5 Hygiene, including new market entry in Argentina

–	Total annualised revenues in the year prior to purchase of £68.4m for consideration of £159.6m

–	Good pipeline of high-quality M&A. Guidance on targeted spend (not including Terminix) in 2022 maintained at c.£250m

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●	Leadership in innovation and technology sustained, including an additional 25,000 digital PestConnect systems deployed notwithstanding supply challenges in chip supply, and new product launches to expand the core washroom and air care portfolios

●	Declared interim dividend up 15% at 2.4p per share, in line with our progressive dividend policy

Andy Ransom, CEO of Rentokil Initial plc, said:

“The business has evidenced excellent momentum in the first half of the year with strong growth in Ongoing Revenue excluding disinfection of 12.0% and Organic growth of 7.3%, driven by momentum across our Pest Control and Hygiene & Wellbeing businesses. We’re delivering on our priorities: continued outstanding customer service and investment in innovation and digital, sustained high levels of customer and colleague retention, excellent progress on integration planning for the Terminix transaction, as well as strong delivery on our pipeline of other quality M&A opportunities.

Significant progress was achieved toward closing of the Terminix transaction. Deal completion remains on track for the second half of 2022, with a target completion date at or around the end of the third quarter, depending on the timing of completion of the reviews of the circular and prospectus and the Form F-4 by the FCA and the SEC respectively.

The nature of our business model remains a key determinant of the strength and resilience of our performance. As a global operation that benefits from highly defensive product and service lines, the company is well placed to navigate macro-economic and geopolitical volatility. In the first half, the topline has sustained strong momentum. We’ve been successful in proactively managing cost inflation through pricing to protect margin, while continuing to drive margin improvements through delivery on our strategy. In addition to delivering increased scale and density in North America and leadership in the global pest control market, the Terminix acquisition provides a significant opportunity to achieve additional structural cost savings across the combined organisation.

We look forward to delivering further good progress in the second half of the year.”

Enquiries:

Investors / Analysts:	Peter Russell	Rentokil Initial plc	07795 166506
Media:	Malcolm Padley	Rentokil Initial plc	07788 978199

A presentation for investors and analysts will be held today, 28 July at 9.15am in the Bartholomew Suite Conference Room, The Leonardo Royal Hotel, 45 Prescot Street, London E1 8GP. This will be available via a live audio webcast at www.rentokil-initial.com.

1.  Ongoing Revenue excluding disinfection removes revenues from disinfection, a short term revenue stream created in response to the pandemic which has tapered as we exit the pandemic is used to allow users of the statements to understand the trajectory of the strategic segments of the Group without the distortion of this short pandemic related revenue stream.

2.  Organic Revenue growth represents the growth in Ongoing Revenue excluding the effect of businesses acquired during the year. AER – actual exchange rates; CER – constant 2021 exchange rates

This announcement contains statements that are, or may be, forward-looking regarding the Group’s financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements. Forward-looking statements speak only as of the date they are made and no representation or warranty, whether expressed or implied, is given in relation to them, including as to their completeness or accuracy or the basis on which they were prepared. Other than in accordance with the Company’s legal or regulatory obligations (including under the Listing Rules and the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Information contained in this announcement relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this announcement should be construed as a profit forecast.

*Non-GAAP measures – This statement includes certain financial performance measures which are not GAAP measures as defined under International Financial Reporting Standards (IFRS). These include Ongoing Revenue (including and excluding impact of Covid related disinfection sales), Ongoing Operating Profit, Adjusted profit before tax, Free Cash Flow and Adjusted Earnings per Share (EPS). Management believes these measures provide valuable additional information for users of the financial statements in order to understand the underlying trading performance. Ongoing Revenue and Ongoing Operating Profit represent the performance of the continuing operations of the Group (including acquisitions) after removing the effect of disposed or closed businesses and enable the users of the accounts to focus on the performance of the businesses retained by the Group, and that will therefore contribute to future performance. Ongoing Operating Profit and Adjusted profit before tax exclude certain items that could distort the underlying trading performance. Ongoing Revenue and Ongoing Operating Profit are presented at CER unless otherwise stated. An explanation of the measures used along with reconciliation to the nearest IFRS measures is provided in Note 14 on page 25.

Joint ventures: the term ‘joint venture’ is used to describe the Company’s 57% ownership of Rentokil PCI, however our interest in PCI has been consolidated in our Financial Statements.

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Summary of financial performance (at CER)
Regional analysis of Ongoing Revenue performance
(Includes disinfection business)
	H1 2022 £m	H1 2021 £m	H1 % change
North America	656.1	642.7	2.1
France	162.9	147.3	10.6
Benelux	49.6	45.9	8.2
Germany	55.7	58.1	(4.1)
Southern Europe	75.2	72.8	3.4
Nordics	41.1	34.6	18.7
Latin America & Caribbean	55.4	45.4	21.9
Total Europe	439.9	404.1	8.9
UK, Ireland & Baltics	160.8	155.7	3.3
Sub Saharan Africa	20.3	20.1	0.6
UK & Sub-Saharan Africa	181.1	175.8	3.0
Asia & MENAT	147.1	129.6	13.5
Pacific	107.7	98.6	9.3
Central & regional overheads	2.5	2.1	15.2
Ongoing operations	1,534.4	1,452.9	5.6
Category analysis of Ongoing Revenue performance
	H1 2022 £m	H1 2021 £m	H1 % change
Pest Control	1,049.0	935.7	12.1
– Growth	912.6	822.0	11.0
– Emerging	136.4	113.7	19.9
Hygiene & Wellbeing	391.3	436.1	(10.3)
– Core Hygiene & Wellbeing	377.7	340.8	10.8
– Disinfection	13.6	95.3	(85.7)
France Workwear	91.6	79.0	16.0
Central & regional overheads	2.5	2.1	15.2
Ongoing operations	1,534.4	1,452.9	5.6

In order to help understand the underlying trading performance, unless otherwise stated, figures below are presented at constant exchange rates and revenue growth figures exclude the disinfection business.

The Group delivered strong momentum in revenue in H1, with Ongoing Revenue excluding disinfection rising 12.0% (Q1: 12.2%, Q2: 11.9%) to £1,520.8m. Ongoing Revenue including disinfection increased 5.6% to £1,534.4m with Total Revenue growing by 8.1% to £1,572.1m at AER (up 5.5% at CER). Our North America, Europe and Asia & MENAT businesses delivered double-digit growth in Ongoing Revenue excluding disinfection. H1 growth in Ongoing Revenue excluding disinfection was up 12.5% in North America, up 13.6% in Europe and up 15.5% in Asia & MENAT, despite some impact from reintroduced lockdowns across parts of the region.

H1 revenues from one-time disinfection services amounted to £13.6m, £8.8m of which was generated in Q1 and

£4.8m in Q2 (a reduction of around 86% on H1 2021). Sales of disinfection have trended fully in line with our expectations and market guidance. The impact of the anticipated reduction in disinfection was most pronounced in the period in North America and Europe, where Ongoing Revenue growth including disinfection was 2.1% and 8.9% respectively. Full year Group revenues from disinfection are anticipated to be in the region of £20m, in line with previous guidance.

Our Pest Control category grew Ongoing Revenue by 12.1% (5.6% Organic) to £1,049.0m, driven by strong price progression and with good work volumes. Hygiene & Wellbeing Ongoing Revenue excluding disinfection grew by 10.8% (10.0% Organic) to £377.7m in H1 supported by strong demand for critical services. Ongoing Revenue including disinfection was £391.3m. Improving market conditions were reflected in the stronger contribution from our France Workwear business, which overall is back to pre-Covid levels. Ongoing Revenue in France Workwear rose by 16.0% to £91.6m.

Profit (at CER)

Ongoing Operating Profit rose by 9.6% during the first half to £228.1m, reflecting business growth across all major reporting countries, regions and categories. This has resulted in a 60 basis points increase year on year in Net Operating Margins to 14.9% through our strategy of organic growth driving density improvements and M&A integration delivering synergies. In managing pricing, we have communicated input cost challenges carefully to our customers, and there has been clear recognition of the need for the financial effects to be passed through into

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customer prices. As a consequence of good execution on strategy, Net Operating Margin for Pest Control increased 40 basis points year on year to 18.1%. Hygiene & Wellbeing Net Operating Margin was broadly flat at 19.7% (H1 2021: 19.8%). H1 restructuring costs of £4.6m at CER (£4.8m at AER) were up £0.7m on the prior year (H1 21: £3.9m at CER and AER) consisting mainly of costs in respect of initiatives focused on our North America transformation programme.

Adjusted profit before tax (at AER) of £225.4m, which excludes the impact of one-off items and amortisation and impairment of intangible assets (excluding computer software), increased by 16.2% at AER, and reflects growth in all regions and categories. Adjusted interest of £11.8m at actual exchange rates was significantly lower year on year, due to a financing credit caused by the IAS29 hyperinflation restatement in Lebanon of £6.4m. One-off items (operating) of £23.1m in H1 includes £19.0m related to the Terminix acquisition and c.£4.0m related to other acquisitions.

Statutory profit before tax from continuing operations at AER was £161.9m, an increase of 8.8% (2021: £148.8m) on the prior year.

Cash (at AER)

EBITDA was £17.3m higher in H1 22 at £326.7m. Operating cash flow (£187.1m for continuing operations) was

£72.9m lower than in H1 2021. This reflects an elevated prior year performance, which had a strong cleardown of the receivables ledger as we exited the pandemic alongside the non-repeat of disinfection revenues in 2021 and an increase in working capital and capex during 2022. The Group incurred a net working capital outflow of £15.1m in H1 2022. Whilst we remain tightly focused on working capital management, in the current macro-economic environment, the Group is working hard with customers and suppliers to manage supply chain challenges. As such, we invested in higher inventories, with cash outflows up c.£22m relative to H1 2021 to provide confidence in our ability to maintain supply to customers. In the first six months of the year, the trend of collection of receivables has been strong, with our collection rate by the end of June 2022 up 1.5% on the prior year. Capital expenditure of £128.4m was incurred in the period (H1 21: £112.7m), reflecting a more normal pattern of spend as we exit the pandemic. Interest payments of £18.6m are £4.3m higher than in the prior year. Cash tax payments for the period were £32.2m, an increase of £7.2m compared with the corresponding period last year. Free Cash Flow was

£136.3m (H1 21: £220.7m), with Free Cash Flow Conversion of 88% for the half year. Cash spend on current and prior year acquisitions in H1 totalled £127.4m.

On 25 February 2022, Rentokil Initial replaced its $2.7bn bridge facility provided by Barclays with a $700m three- year term loan facility provided by 15 banks and a $2bn bridge facility provided by eight banks. Subsequently, during June 2022, in order to convert the bridge facility into long-term debt, the Group successfully priced three bonds: €850m 5-year at 3.875%; €600m 8-year at 4.375%; and £400m 10-year at 5.0%. At 30 June 2022, the proceeds of the bond were held on deposit pending completion of the Terminix transaction.

Acquisition of Terminix Global Holdings, Inc

Significant progress was achieved toward closing of the Terminix transaction: US anti-trust condition was satisfied; Rentokil Initial’s draft circular and prospectus was filed with the Financial Conduct Authority (FCA); the initial F-4 (and first amendment to the F-4) was filed with the US Securities and Exchange Commission (SEC) including completion of the PCAOB audit uplift; and Terminix’s UK and Norway pest management businesses were successfully divested. In addition, integration planning was substantially advanced by the two companies. Now that documentation required to be presented to Rentokil Initial and Terminix shareholders has been submitted to the FCA and the SEC respectively, review by these regulators is underway. Once the requisite regulatory reviews have been completed and the F-4 has been declared effective by the SEC, Rentokil Initial and Terminix will be in a position to put the transaction to their respective shareholders. Deal completion remains on track for the second half of 2022, with a target completion date at or around the end of the third quarter, depending on the timing of completion of the reviews of the circular and prospectus and the Form F-4 by the FCA and the SEC respectively.

Financing for the transaction was further underpinned when on 27 June 2022, Rentokil Initial successfully priced three bonds raising c.£1.6bn, converting its bridge facility into long term debt. These bonds fully cover the $1.3bn cash element of the transaction consideration. The balance of the bonds alongside the $700m three year loan facility will cover the refinancing of Terminix debt and transaction costs.

Regional performance review

Due to the international nature of the Group, foreign exchange movements can have a significant impact on regional performance. Unless otherwise stated, percentage movements in Ongoing Revenue and Ongoing Operating Profit are presented at constant exchange rates.

North America

In North America Ongoing Revenue excluding disinfection grew by 12.5% of which 6.4% was organic. As highlighted in our Preliminary results in March, we are lapping strong disinfection revenues of £60.8m from H1 2021. These considerably reduced in the first half of the current year to just £1.2m, as Covid related market conditions improved across the region. As such, Ongoing Revenue including disinfection grew by 2.1%.

Ongoing Revenue in Pest Control grew by 12.0% (5.5% Organic), underpinned by further improved price realisation. There was a modest headwind in the period from unseasonably cold weather in certain parts of the country in April which delayed the start of the pest season. Our distribution business delivered good growth in the half year despite ongoing supply chain challenges, which we’ve taken steps to effectively mitigate by managing inventory levels to maintain supply to customers.

Ongoing Operating Profit growth of 4.8% reflects the combined impact from higher revenues and acquisitions, and the anticipated reduction in disinfection business. Strong price realisation across all channels has successfully offset expected inflationary pressures. We continue to monitor fuel, labour and direct cost inflation to adjust our pricing strategy on a regular basis. Net Operating Margins in North America were up 40 basis points year on year

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to 16.0%, despite the anticipated reduction in disinfection business. We remain on track to deliver a 18% margin in North America by the end of FY 2022.

As previously noted, in addition to operational leverage from increased density, the re-platforming of our IT infrastructure is a key factor for margin progression. We have now effectively completed the migration of our core markets onto the new system with the remainder being acquisitions that continue to be brought over per the normal course of business. This consolidation delivers cost benefits and allows us to deploy our Group applications more effectively in the key areas of service, sales and customer engagement.

Despite labour market pressures we maintained a good level of colleague retention at more than 80%. We continued to make investments in being an employer of choice as we readied our workforce for peak season. We are seeing ongoing success with our virtual recruiting events, with applicants per vacancy holding steady or slightly improving.

Our North American M&A programme continued with the purchase of 6 businesses with combined annualised revenues of around £13.0m in the year prior to purchase. While suitably focused on the Terminix transaction as we near close, we also look forward to continued bolt-on M&A activity in the region in H2.

Europe (including Latin America & Caribbean)

The region overall have enjoyed strengthened performance, underpinned by both pricing and volumes. Pest Control, which led the early post-Covid recovery, sustained good growth. The strength is notwithstanding some pockets of continued supply chain disruption such as our German fumigation business that is still impacted at port. In Hygiene & Wellbeing there has been increased stabilisation of relationships across sectors, with tourism, notably in southern Europe, catching up more incrementally as the year proceeds. After an extended period of service suspensions due to Covid, Hygiene & Wellbeing is back to providing full contractual service terms in the majority of markets in which it operates. Ambius, particularly in northern Europe, has benefited from good sales of green products, partly offset by slower recovery ramp ups in the hospitality market affecting Specialist Hygiene and in our dental recycling business where the lag from reduced dental visits during Covid is still affecting collection volumes.

Improving market conditions were reflected in the stronger contribution from our France Workwear business, which overall is back to pre-Covid levels. A lag in recovery of the ‘as-used’ business in the Paris region has been balanced elsewhere including in regions where it had not previously been established.

Regional Ongoing Revenue grew by 13.6% (excluding disinfection) in the first half of the year (9.6% organic). Including disinfection, growth was 8.9% (5.1% organic). Ongoing Revenue Growth in Pest Control was 14.4%. Our Hygiene & Wellbeing operations grew Ongoing Revenue by 11.6% (excluding disinfection) in the period. France Workwear Ongoing Revenue was up 16.0%.

While labour markets throughout the region remain tight, colleague retention rates remain very high across the region at mid-90% levels, with both service and sales colleagues trending well. The business has had continued good results on senior hiring and a renewed emphasis on regional recruitment. Temporary Covid absences, which are on an improving trend, and a competitive recruitment market have modestly impacted service and sales capacity respectively in some markets. While there have been rising inflationary pressures throughout the period, including on wages rates, fuel and paper, we have been successful at protecting margins with pass-through pricing covering the in-year cost inflation in all categories.

Ongoing Operating Profit in the region grew by 16.3% to £85.0m, supported by 61.2% growth in France, 28.3% growth in Latin America & Caribbean and 16.0% growth in Benelux. Net Operating Margins increased by 120 basis points to 19.3%. M&A has continued strongly in the region, with targets delivered and a strong ongoing pipeline balanced between Pest Control and Hygiene & Wellbeing. The region completed 13 business acquisitions in the first half of the year (equalling the number of deals in FY 2021) with annualised revenues of £41.5m in the year prior to purchase. These acquisitions helped the business become the market leader in Spain and Poland.

UK & Sub-Saharan Africa

The region delivered a resilient trading performance against strong comparators in the prior year, which provided strong growth opportunities in both the medical waste and disinfection business streams. The universal lifting of restrictions and end of the mass testing regime have meant these lines of business have slowed significantly, as anticipated, into Q2.

Ongoing Revenue excluding disinfection for the region increased by 5.6% (5.6% Organic). Pest Control grew by 4.5%, while Hygiene & Wellbeing (excluding disinfection) grew by 8.4%. Regional Ongoing Operating Profit decreased by 0.5% to £46.4m in H1 driven by the non repeat of bad debt provision release in the previous year, causing Net Operating Margins to fall by 90 basis points to 25.6%. Regional cash performance has been strong in H1, with debtor days outstanding at pre-pandemic levels and with no significant escalation in bad debt or customer insolvencies.

Hygiene operations (including Washrooms, Medical and Specialist Hygiene) delivered good revenue growth despite the roll back of Medical Testing programmes. Our UK Property Care business also posted a solid performance in H1, benefiting from recovery in the commercial property market, though slightly dampened by domestic property services, where growth has slowed in recent months in line with the housing market. Our Ambius business has delivered an improving performance reflecting ongoing easing of restrictions in hospitality, office and travel sectors.

The UK labour market has faced well publicised labour shortages with knock-on service challenges across the economy. Our sustained investment in colleagues and services mean that these have stood up well despite the challenging environment. Colleague retention has strengthened significantly on the second half of last year up by 400 basis points to 82%, while the state of service – our core input service indicator – is now back in excess of pre pandemic levels. Customer Voice Counts (CVC) – our key service satisfaction output measure – has returned

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to its pre pandemic level. The net result of this colleague and service focus is that customer retention at 86.5% is now above pre pandemic levels leading to strong portfolio growth in the period.

Inflationary pressures have been significant but the region’s long-established pricing and margin management systems, process and controls have delivered a price performance that mitigates these cost increases, and in H1 has not been margin dilutive. The region paid an above UK wage average increase for front line colleagues, but this was underpinned by further changes in working practices and processes to link this payment to efficiency and productivity as well as offering significant working flexibility.

Asia and MENAT

Regional Ongoing Revenue excluding disinfection rose by 15.5% in H1, of which 8.3% was Organic. Ongoing Operating Profit increased by 17.2%.

In general, the Asia region has delivered an improving performance during H1, with an overall uplift in revenue performance from Q4 2021 into the current year. Sectors hardest hit from the pandemic such as hospitality, retail and offices, have been resuming operations leading to a gradual recovery in demand for service provision in Pest Control and Hygiene. Sales of our air purification solutions are also getting traction in key markets of Indonesia and Malaysia. Due to new strict Covid lockdowns in the period, China and Hong Kong have countered the trend, with operations in these markets severely curtailed driving a spike in temporary customer suspensions. In addition, as expected, after an ongoing good contribution into Q1, disinfection sales unwound markedly across most of the region from the beginning of Q2.

Key markets opening up has supported improved contract conversion and price increases flowing to margin. Net Operating Margins for the Asia and MENAT region was up 40 basis points to 14.0%. We have made good progress on price increases, with notably strong execution in Indonesia serving as a model for other countries. Price realisation is more challenged in some other markets and for customers experiencing ongoing problems from the pandemic.

Service colleague retention has improved on the prior year, with sales colleague retention at pre-Covid levels, improving on a monthly basis. Asia acquired 7 businesses in H1 with annualised revenues in the year prior to purchase of £9.8m.

Pacific

Performance in the Pacific continues to strengthen. In general, there has been increased demand for our services throughout the region with the progressive reopening of markets, international travel and return to offices. In Hygiene & Wellbeing, there has been momentum in portfolio growth due to robust gross sales and strong customer retention. The region has seen sustained demand for our range of air hygiene solutions, including Viruskiller that was launched in Australia and New Zealand in the second half of last year. In Pest Control, the continued strong demand in commercial has been supported by a rebound in residential. The performance has been despite some adverse impact from the inclement weather along Australia’s eastern seaboard as well as some reduced capacity from tightness in the labour market and enforced isolation due to Covid.

Ongoing Revenue excluding disinfection in the Pacific grew by 9.8% (5.3% organic growth), with growth in Hygiene & Wellbeing (excluding disinfection) of 11.1% and Pest Control growth of 8.2%. Regional Ongoing Operating Profit grew by 15.8% to £23.5m and Net Operating Margins rose by 120 basis points to 21.8%. The region acquired 4 Pest Control businesses in the period, one in New Zealand and three in Australia, with annualised revenues in the year prior to purchase of £4.0m.

Overall customer retention for the region remained ahead of expectations. Labour markets remain tight with restricted supply exerting some pressure on retention in Pest Control. However, we remain focused on attracting and retaining the right people across all categories to enable us to maintain service excellence. The region continues to mitigate input cost inflation through our normal pricing policy and ability to pass on costs to existing and new customers.

Category performance review

Pest Control

Our Pest Control business overall has delivered good growth in the first six months of the year, underpinned by the critical nature of its services. Ongoing Revenue was up by 12.1% (5.6% Organic) to £1,049.0m. Ongoing Revenue in Growth markets was up 11.0% to £912.6m and in Emerging markets was up 19.9% to £136.4m. Ongoing Operating Profit was up by 14.8% to £189.8m. Ongoing Operating Profit in Growth markets was up 14.1% to £172.5m and in Emerging markets was up 22.8% to £17.3m. Performance has been supported by both pricing and volumes, led by the Commercial Pest Control business. Strength in the Pest Control category is notwithstanding some pockets of disruption that have been impacted by supply chain limitations, protracted lockdown and other Covid-related constraints.

M&A has continued to be strong this year, and we have acquired 26 pest control businesses for the half year to 30 June, with annualised revenues in the year prior to acquisition of c.£64.9m.

Innovation and Technology

The Company’s investment in innovation and technology continue to drive profitable growth in the business. It strengthens our brand and cements our leadership position in the pest control industry, differentiating us from our competitors, particularly in the area of digital technology. It also enables us to provide enhanced service to customers, target key growth sectors, enhance our ability to up-sell additional products and service lines and support customer retention, while lowering our operating costs and enhancing our sustainability credentials. To the broader backdrop of a current investment pipeline of 50+ projects across major pest sectors, we’ve driven more initiatives in recent months:

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●	Building on last year’s growing demand for PestConnect, the first half of 2022 has seen further roll-out of the PestConnect system notwithstanding supply challenges in chip supply. This provides a real-time, early warning digital system for monitoring and controlling rodents. There are now more than 262,000 devices in operation (up 25,000 in six months) across nearly 15,000 sites.

●	The Company’s Lumnia range of commercial fly control products continue to gain in popularity. Lumnia’s innovative LED insect light traps (ILTs) are the modern solution to an age-old problem, attracting and containing flying insects quickly and securely and keeping them out of sight. In the last 12 months more than 100,000 Lumnia units were sold. Partnering with Vodafone, Google, our North America and Asia colleagues we are now developing a partner app for Lumnia, to improve the accuracy and efficiency of counting flies and identifying trends using machine learning.

●	As part of its bird proofing, the Company introduced its latest intelligent bird scare device, launching in 8 markets. The device has an intelligent built-in system that recognises different bird species and identifies the best scare tool from a broad range to deter each of them. It can detect birds inside a radius of 250 metres.

●	Helping drive efficiency and opening new channels for US residential customers, our pest control self- service portal now has more than 20,000 customers signed up. The 24/7 customer portal enables scheduling of service visits, online payment of bills and viewing of documents. We’ve taken this technology from concept to launch in the US in 5 months, already saving more than 2200 call centre hours.

●	Working with Vodafone and Google we have conducted effective field trials of our innovative connected cameras, which monitor premises and identify pests with the use of AI technology. At 18 customer sites, 4,500 photos have been taken across 34,000 hours of monitoring. The technology heralds faster control of pest problems and the removal of unnecessary visits where no activity has taken place.

●	From the second half of the year, we plan to roll out globally our Flexi Armour Rodent Proofing Range, which applies impenetrable barriers to reduce the risk of rodent infestations to premises, while lessening the need to use rodenticides and thus lowering the impact on wildlife.

Hygiene & Wellbeing

We previously announced the expansion of Hygiene into a larger Hygiene & Wellbeing category from the start of the current year, reflecting the growing significance of this market. To meet enhanced expectations, Rentokil Initial offers a wide range of services. In addition to core washroom hygiene, we’re focused on leveraging our expertise outside the washroom with specialist hygiene services in air care and clinical waste management. We’re also improving the occupant experience throughout with premium scenting, plants, air quality monitoring and green walls.

Hygiene & Wellbeing Ongoing Revenue excluding disinfection grew by 10.8% (10.0% Organic) to £377.7m. Ongoing Revenue in Hygiene Washrooms grew by 11.0% and Ongoing Revenue in Premises/Enhanced Environments grew by 10.5%. Ongoing Revenue including disinfection was £391.3m. Ongoing Operating Profit was £77.1m. Our focus in 2022 is on protecting the existing customer base whilst targeting new growth opportunities. A ramp up in activity across service sectors such as offices, shops, schools and hospitality has provided a tailwind to performance. As with Pest Control, operations in parts of Asia were interrupted by lockdowns into the current year. We have acquired 5 hygiene companies this year with annualised revenues of c.£3.5m in the year prior to purchase.

Last year’s rapid deployment of disinfection services across 60 countries enabled us to generate £117.8m of revenues and provided a hedge to lower revenues caused from disruption to core hygiene service provision across our operations. Customers who used our services did so typically to remain open during lockdown. As expected, as these conditions significantly eased around the world, there has been a large reduction in customers’ need for these one-time services.

Innovation and Technology

We see the main opportunities for growth in our Hygiene & Wellbeing category as being core washrooms, premises hygiene, including air care, and enhanced environments. Ongoing Revenue growth in these core streams was 11.0%, while growth in premises and enhanced environments was 10.5%. Helping execute on these priorities and growth, another set of initiatives were implemented, and milestones reached in the first half of the year:

Core Washroom Hygiene: Our Hygiene services for inside the washroom provide a range of innovative products for creating safer washrooms, including hand hygiene (soaps and driers), air care (purification and scenting), in- cubicle (feminine hygiene units), No-touch products and digital hygiene services. Customer sectors range from public sector (schools, government buildings) and facilities management through to hotels, bars & restaurants, industrials and retail.

●	In the first half of the year, we successfully launched Luna Dry and Luna Mini Dry products in Europe with strong initial product penetration. This precedes a planned global rollout scheduled for H2. These feature the very latest brushless motor technology, a hygienic HEPA 13 filter and long-life performance to deliver a high- quality customer experience.

●	We have also continued to invest in our high-quality dispenser ranges to add differentiation and build upsell. In H1 we significantly increased usage of our Signature suite of units, with the Company installing another c.150,000 units.

Premises Hygiene: In multiple environments, including offices, kitchens and reception areas, the Company is able to provide products such as air purification, hand sanitiser, surface hygiene and specialist clinical waste management.

Rentokil Initial plc	7

●	The Group has sustained its focus in the current year on the high-growth air care market, already with a product range that features air purification, air sterilisation and air scenting products. Over 11,000 air purification units, including Viruskiller, have been installed over the last 12 months, with a 35% increase year on year in H1.

●	In the first half, we added a new air filtration product, Aeramax Pro 3, which was introduced in Europe. A wall-mounted or floor-standing HEPA and carbon filter air purifier with allergy-friendly accreditation the Aeramax Pro 3 is suitable for in and out of washrooms.

Rentokil Initial is extending its clean air and wellbeing portfolio into air quality monitoring with data analysis and actionable insights. Pilots have begun in Asia to assess and benchmark the quality of air in customer premises and partnership opportunities with third party solutions are being explored. We plan to offer a ‘total building approach’ and add value through healthy building assessments and associated service model.

MyInitial, Rentokil Initial’s customer portal with 24/7 access to service data continues to gain traction with more users, features and enhanced security. Total registered users have now reached over 100,000. In the period there has been a back-end development focus to further strengthen the platform’s security, reliability and performance. New country-led features developed include floor plans and recommendations, and waste management services.

France Workwear

Improving market conditions were also reflected in the stronger contribution from our France Workwear business, which overall is back to pre-Covid levels. Ongoing Revenue rose by 16.0% to £91.6m with Organic Revenue growth of 16.0%. Ongoing Operating Profit was up by 122.5% to £13.4m. A lag in recovery of the ‘as-used’ business in the Paris region (which is c.90% of 2019 levels in Hotels, Restaurants and Catering ‘HORECA’) has been balanced elsewhere including in regions where it had not previously been established. France Workwear’s state of service, a measure of contracted performance, increased to 99.1%, while the average for new customer implementation improved to 16 weeks in H1 2022 (H1 21: 21 weeks).

Continued strength of M&A

We have delivered further strong execution of M&A in the first half, with 31 deals in H1, comprised of 26 in Pest Control and 5 in Hygiene & Wellbeing. A total consideration of £159.6 m was paid for these acquired businesses with total annualised revenues of £68.4m in the year prior to purchase. We have added 6 new businesses in North America during the period with the region continuing to present good opportunities to build density in the market. There was a good performance in Europe with 13 deals and £41.5m revenues acquired. 7 acquisitions were made in Asia and MENAT, which help double the size of our business in the Philippines, with Manila being one of our ‘cities of the future’. 4 acquisitions were made in the Pacific region. Based on our most recent analysis, the Group’s M&A programme continues to perform at or above our required hurdle rates.

M&A remains central to our strategy for growth. We will continue to seek attractive bolt-on deals, both in Pest Control and with an increased focus on Hygiene, to build density in existing markets, pursue acquisitions in new markets and the major cities of the future. Our pipeline of prospects remains strong and we reiterate our guidance on spend on M&A for FY 2022 at c.£250m.

Employer of Choice (EOC)

Rentokil Initial is committed to being a world-class Employer of Choice, with colleague safety and the attraction, recruitment and retention of the best people from the widest possible pool of talent, being key business objectives globally. As a company, we strongly believe that creating a diverse and inclusive workforce which reflects the business environment in which we operate, will increase colleague engagement and customer satisfaction, as well as drive increased innovation, enhance our reputation and therefore boost our financial performance.

We are seeing good results from our ongoing recruitment programme with more people than ever before applying to work for the company. We continue to drive hiring activity, filling roles due to turnover and growth, as well as filling seasonal roles.

The global labour market is very competitive, fuelled by candidate shortages. Nevertheless, in H1 we have maintained our overall Group colleague retention rate in the mid-eighties percent range, although down by 1% on 2021, on a rolling 12-month basis. We have seen a small increase in Service colleague turnover in the 12 months to June 2022, particularly with colleagues who have less than six months service, while Sales colleague retention has been unchanged. Total colleague retention in H1 remained stable. Our performance on retention will be further supported in H2 with our largest ever training and development ‘Festival’ for colleagues in September this year.

Rentokil Initial has been recognised with the credential of a top 25 UK apprenticeship employer 2022.

Financial review

Central and regional overheads

Central and regional overheads of £47.6m at CER (£48.4m at AER) were up £2.1m on the prior year (H1 21: £45.5m at CER and £45.3m at AER).

Restructuring costs

With the exception of integration costs for significant acquisitions, the Company reports restructuring costs within adjusted operating profit. Costs associated with significant acquisitions are reported as one-off items and excluded from adjusted operating profit.

Rentokil Initial plc	8

H1 restructuring costs of £4.6m at CER (£4.8m at AER) were up £0.7m on the prior year (H1 21: £3.9m at CER and AER) consisted mainly of costs in respect of initiatives focused on our North America transformation programme, together with integration costs of smaller acquisitions.

Interest (at AER)

Adjusted interest of £11.8m is lower year on year, due to a financing credit caused by the IAS29 hyperinflation restatement in Lebanon of £6.4m. Cash interest was £18.6m (H1 21: £14.3m).

Tax

The income tax charge for the period at actual exchange rates was £37.7m on the reported profit before tax of £161.9m. After adjusting the reported profit before tax for the amortisation and impairment of intangible assets (excluding computer software), one-off items and net interest adjustments, the Adjusted Effective Tax Rate for H1 2022 at AER was 21.8% (2021: 20.4%). This compares with a blended rate of tax, which is calculated on Adjusted Profit before Tax, of 24% (2021: 24%).

Net debt and cash flow

		Year to Date
£m at actual exchange rates	H1 2022 £m	H1 2021 £m	Change £m
Adjusted Operating Profit	232.5	208.6	23.9
One-off items – operating	(23.1)	(10.9)	(12.2)
Depreciation	113.7	108.1	5.6
Other	3.6	3.6	–
EBITDA	326.7	309.4	17.3
Working capital	(15.1)	63.6	(78.7)
Movement on provisions	0.7	(1.9)	2.6
Capex – additions	(83.1)	(71.6)	(11.5)
Capex – disposals	3.2	1.6	1.6
Capital element of lease payments and initial direct costs incurred	(45.3)	(41.1)	(4.2)
Operating cash flow	187.1	260.0	(72.9)
Interest	(18.6)	(14.3)	(4.3)
Tax	(32.2)	(25.0)	(7.2)
Free Cash Flow	136.3	220.7	(84.4)
Acquisitions	(127.4)	(254.7)	127.3
Disposal of companies and businesses	0.4	–	0.4
Dividends	(79.6)	(100.0)	20.4
Cost of issuing new shares	(13.0)	–	(13.0)
Other	–	(1.1)	1.1
Debt related cash flows
Acquisition of shares from non-controlling interest	–	(9.4)	9.4
Cash outflow on settlement of debt related foreign exchange forward contracts	0.9	(1.8)	2.7
Net investment in term deposits	(2.1)	0.1	(2.2)
Proceeds from new debt	1,743.8	1.5	1,742.3
Debt repayments	(136.2)	(9.1)	(127.1)
Net debt related cash flows	1,606.4	(18.7)	1,625.1

Net increase/(decrease) in cash and cash equivalents	1,523.1	(153.8)	1,676.9
Cash and cash equivalents at beginning of the year	241.9	550.8	(308.9)
Exchange gains/(losses) on cash and cash equivalents	22.8	(9.1)	31.9
Cash and cash equivalents at end of the financial year	1,787.8	387.9	1,399.9

Net increase/(decrease) in cash and cash equivalents	1,523.1	(153.8)	1,676.9
Net debt related cash flows	(1,606.4)	18.7	(1,625.1)
IFRS 16 lease liability movement	0.8	1.3	(0.5)

Rentokil Initial plc	9

Net debt acquired	(0.7)	(6.4)	5.7
Foreign exchange translation and other items	(77.7)	23.2	(100.9)
Increase in net debt	(160.9)	(117.0)	(43.9)
Opening net debt	(1,284.7)	(1,015.3)	(269.4)
Closing net debt	(1,445.6)	(1,132.3)	(313.3)

Operating cash flow (£187.1m for continuing operations) was £72.9m lower than in H1 2021. This reflects an elevated prior year performance, alongside an increase in working capital and increased capex partially offset by higher EBITDA. The Group incurred a net working capital outflow of £15.1m. In the current macro-economic environment, the Group is working hard with customers and suppliers to manage supply chain challenges. As such, we invested in higher inventories, with cash outflows up £22m relative to H1 2021 to provide confidence in our ability to maintain supply to customers. Capital expenditure of £128.4m was incurred in the period (H1 21: £112.7m), reflecting a more normal pattern of spend as we exit the pandemic. Within free cash flow, one off cash flows of £14.9m were incurred, mostly related to the Terminix transaction. These cash flows are excluded from the longstanding definition for cash flow conversion calculations.

Interest payments of £18.6m are £4.3m higher than in the prior year. Cash tax payments for the period were

£32.2m, an increase of £7.2m compared with the corresponding period last year. Free Cash Flow was £136.3m (H1 21: £220.7m), with Free Cash Flow Conversion of 88% for the half.

Cash spend on current and prior year acquisitions in H1 of £127.4m, dividend payments of £79.6m and the cost of issuing new shares of £13.0m have contributed to an underlying change in net debt of £83.2m. Foreign exchange translation and other items of £77.7m is primarily due to the strengthening of the Dollar against sterling. Overall, this led to a change in net debt of £160.9m and closing net debt of £1,445.6m.

Going Concern

The Board continues to adopt the going concern basis in preparing the accounts on the basis that the Group’s strong liquidity position and its demonstrated ability to manage the level of capital expenditure, or dividends or expenditure on bolt-on acquisitions are sufficient to meet the Group’s forecast funding needs, including those modelled in a severe but plausible downside case. Please see note 2 to the supporting financial statements for further information.

Funding

On 25 February 2022, Rentokil Initial replaced its $2.7bn bridge facility provided by Barclays with a $700m three- year term loan facility provided by 15 banks and a $2bn bridge facility provided by eight banks. Subsequently, during June 2022, in order to convert the bridge facility into long-term debt, the Group successfully priced three bonds: €850m 5-year at 3.875%; €600m 8-year at 4.375%; and £400m 10-year at 5.0%. These bonds fully cover the $1.3bn cash element of the transaction consideration. The balance of the bonds alongside the $700m three year loan facility will cover the refinancing of Terminix debt and transaction costs.

In addition, the Group entered into a £120m uncommitted RCF facility with ING Bank N.V. which was drawn down in full and repaid during the period. This facility was cancelled on 30 June 2022

As at 30 June, the Group had liquidity headroom in excess of £2,328m, including both the bond funding raised for the Terminix transaction and the £550m of undrawn RCF, with a maturity date of August 2025. The net debt to EBITDA ratio was 2.2x at 30 June 2022. We remain committed to maintaining a BBB investment grade credit rating and are confident of doing so.

Dividend

In view of our performance in the first half of 2022 and our confidence for H2, the Board is declaring an interim dividend payment of 2.4p, a 15.0% increase on H1 2021, payable to shareholders on the register at the close of business on 5 August 2022 and to be paid on 12 September 2022. The last day for DRIP elections is 19 August 2022.

Outlook

The nature of our business model remains a key determinant of the strength and resilience of our performance. As a global operation that benefits from highly defensive product and service lines, the company is well placed to navigate macro-economic and geopolitical volatility. In the first half, the topline has sustained excellent momentum. We’ve been successful in proactively managing cost inflation through pricing to protect margin, while continuing to drive margin improvements through delivery on our strategy. In addition to delivering increased scale and density in North America and leadership in the global pest control market, the Terminix acquisition provides a significant opportunity to achieve additional structural cost savings across the combined organisation.

We look forward to delivering further good progress in the second half of the year.

Rentokil Initial plc	10

Consolidated statement of profit or loss and other comprehensive income (unaudited)

For the period ended 30 June

	Notes	6 months to 30 June 2022 £m	6 months to 30 June 2021[1] £m
Revenue[1]	4	1,572.1	1,454.7
Operating expenses[1]		(1,402.4)	(1,294.1)
Operating profit		169.7	160.6
Finance income		7.0	1.7
Finance cost		(19.5)	(18.0)
Share of profit from associates, net of tax of £2.1m (2021: £1.9m)		4.7	4.5
Profit before income tax		161.9	148.8
Income tax expense2		(37.7)	(29.6)
Profit for the period attributable to the Company’s equity holders (including non-controlling interests of £nil (2021: £nil))		124.2	119.2
Other comprehensive income:
Items that are not reclassified subsequently to the income statement:
Re-measurement of net defined benefit asset		(1.9)	1.1
Tax related to items taken to other comprehensive income		(2.7)	(0.3)

Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves		214.1	(37.9)
Net (loss)/gain on net investment hedge		(66.0)	25.2
Cost of hedging		4.4	(2.0)
Effective portion of changes in fair value of cash flow hedge		(6.6)	4.6
Other comprehensive income for the period		141.3	(9.3)
Total comprehensive income for the period (including non-controlling interests of £nil (2021: £nil))		265.5	109.9

Earnings per share attributable to the Company’s equity holders:
Basic		6.67p	6.42p
Diluted		6.65p	6.39p

1.  Revenue and operating expenses have been restated in 2021 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent. Both revenue and operating expenses have been restated by £8.0m. For these contracts, revenue is presented on a net basis.

2. Taxation includes £26.5m (HY 2021: £28.5m) in respect of overseas taxation.

The weighted average number of ordinary shares in issue is 1,860m (HY 2021: 1,857m). For the diluted EPS calculation the adjustment for share options and LTIPs is 6.1m (HY 2021: 6.2m).

Rentokil Initial plc	11

Consolidated balance sheet (unaudited)

	Notes	At 30 June 2022 £m	At 31 December 2021 £m
Assets
Non-current assets
Intangible assets		2,499.0	2,164.3
Property, plant and equipment		428.6	398.1
Right-of-use assets		242.8	227.5
Investments in associated undertakings		32.2	29.7
Other investments		0.3	0.2
Deferred tax assets		43.7	41.6
Contract costs		82.6	75.0
Retirement benefit assets	9	2.6	19.0
Other receivables		15.6	14.3
Derivative financial instruments	12	6.2	9.8
		3,353.6	2,979.5
Current assets
Retirement benefit assets	9	18.2	–
Other investments		3.7	1.6
Inventories		172.4	135.7
Trade and other receivables		609.9	526.9
Current tax assets		9.3	8.5
Derivative financial instruments	12	2.0	2.5
Cash and cash equivalents		2,371.1	668.4
		3,186.6	1,343.6
Liabilities
Current liabilities
Trade and other payables		(905.3)	(764.0)
Current tax liabilities		(78.0)	(60.5)
Provisions for liabilities and charges		(27.3)	(27.0)
Bank and other short-term borrowings	10	(607.2)	(459.3)
Lease liabilities		(80.3)	(77.8)
Derivative financial instruments	12	(0.2)	(1.0)
		(1,698.3)	(1,389.6)
Net current assets/(liabilities)		1,488.3	(46.0)
Non-current liabilities
Other payables[1]		(64.4)	(71.5)
Bank and other long-term borrowings	10	(2,918.2)	(1,256.1)
Lease liabilities		(149.7)	(139.2)
Deferred tax liabilities		(128.0)	(108.1)
Retirement benefit obligations	9	(31.6)	(27.3)
Provisions for liabilities and charges		(38.8)	(33.9)
Derivative financial instruments	12	(73.0)	(33.5)
		(3,403.7)	(1,669.6)
Net assets		1,438.2	1,263.9
Equity
Capital and reserves attributable to the company’s equity holders
Share capital		18.6	18.6
Share premium		6.8	6.8
Other reserves		(1,781.7)	(1,927.6)
Retained profits		3,195.0	3,166.6
		1,438.7	1,264.4
Non-controlling interests		(0.5)	(0.5)
Total equity		1,438.2	1,263.9

1.	Non-current other payables includes £42.8m put option liability related to the PCI India acquisition (2021: £41.8m).

Rentokil Initial plc	12

Consolidated statement of changes in equity (unaudited)

	Called up share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Non- controlling interests £m	Total equity £m
At 1 January 2021	18.5	6.8	(1,926.2)	3,030.6	0.9	1,130.6
Profit for the period	–	–	–	119.2	–	119.2
Other comprehensive income:
Net exchange adjustments offset in reserves	–	–	(37.9)	–	–	(37.9)
Net gain on net investment hedge	–	–	25.2	–	–	25.2
Cost of hedging	–	–	(2.0)	–	–	(2.0)
Remeasurement of net defined benefit asset	–	–	–	1.1	–	1.1
Net gain on cash flow hedge[1]	–	–	4.6	–	–	4.6
Tax related to items taken directly to other comprehensive income	–	–	–	(0.3)	–	(0.3)
Total comprehensive income for the period	–	–	(10.1)	120.0	–	109.9
Transactions with owners:
Shares issued in the period	0.1	–	–	(0.1)	–	–
Dividends paid to equity shareholders	–	–	–	(100.0)	–	(100.0)
Acquisition of non-controlling interests	_	_	_	(8.1)	(1.3)	(9.4)
Cost of equity-settled share-based payment plans	–	–	–	3.5	–	3.5
Tax related to items taken directly to equity	–	–	–	1.2	–	1.2
Movement in the carrying value of put options	–	–	–	(0.4)	–	(0.4)
At 30 June 2021	18.6	6.8	(1,936.3)	3,046.7	(0.4)	1,135.4
At 1 January 2022	18.6	6.8	(1,927.6)	3,166.6	(0.5)	1,263.9
Profit for the period	–	–	–	124.2	–	124.2
Other comprehensive income:
Net exchange adjustments offset in reserves	–	–	214.1	–	–	214.1
Net loss on net investment hedge	–	–	(66.0)	–	–	(66.0)
Cost of hedging	–	–	4.4	–	–	4.4
Remeasurement of net defined benefit asset	–	–	–	(1.9)	–	(1.9)
Net loss on cash flow hedge[1]	–	–	(6.6)	–	–	(6.6)
Tax related to items taken directly to other comprehensive income	–	–	–	(2.7)	–	(2.7)
Total comprehensive income for the period	–	–	145.9	119.6	–	265.5
Transactions with owners:
Cost of issuing new shares	–	–	–	(13.0)	–	(13.0)
Dividends paid to equity shareholders	–	–	–	(79.6)	–	(79.6)
Cost of equity-settled share-based payment plans	–	–	–	4.7	–	4.7
Tax related to items taken directly to equity	–	–	–	(4.3)	–	(4.3)
Movement in the carrying value of put options	–	–	–	1.0	–	1.0
At 30 June 2022	18.6	6.8	(1,781.7)	3,195.0	(0.5)	1,438.2

1.  £6.6m net loss on cash flow hedge includes £7.2m gain (2021: £13.0m loss) from the effective portion of changes in fair value offset by reclassification to the income statement of £13.8m gain (2021: £17.6m loss) due to changes in foreign exchange rates.

Shares of £0.1m (2020: £0.1m) have been netted against retained earnings. This represents 12.3m (HY 2021: 10.3m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 30 June 2022 was £58.4m (HY 2021: £51.0m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Rentokil Initial plc	13

Analysis of other reserves (unaudited)

	Capital reduction reserve £m	Legal reserve £m	Cash flow hedge reserve £m	Translation reserve £m	Cost of hedging £m	Total £m
At 1 January 2021	(1,722.7)	10.4	(4.4)	(208.5)	(1.0)	(1,926.2)
Net exchange adjustments offset in reserves	–	–	–	(37.9)	–	(37.9)
Net gain on net investment hedge	–	–	–	25.2	–	25.2
Net gain on cash flow hedge1	–	–	4.6	–	–	4.6
Cost of hedging	–	–	–	–	(2.0)	(2.0)
Total comprehensive income for the period	–	–	4.6	(12.7)	(2.0)	(10.1)
At 30 June 2021	(1,722.7)	10.4	0.2	(221.2)	(3.0)	(1,936.3)
At 1 January 2022	(1,722.7)	–	8.8	(211.2)	(2.5)	(1,927.6)
Net exchange adjustments offset in reserves	–	–	–	214.1	–	214.1
Net loss on net investment hedge	–	–	–	(66.0)	–	(66.0)
Net loss on cash flow hedge1	–	–	(6.6)	–	–	(6.6)
Cost of hedging	–	–	–	–	4.4	4.4
Total comprehensive income for the period	–	–	(6.6)	148.1	4.4	145.9
At 30 June 2022	(1,722.7)	–	2.2	(63.1)	1.9	(1,781.7)

1.  £6.6m net loss on cash flow hedge includes £7.2m gain (2021: £13.0m loss) from the effective portion of changes in fair value offset by reclassification to the income statement of £13.8m gain (2021: £17.6m loss) due to changes in foreign exchange rates.

Rentokil Initial plc	14

Consolidated cash flow statement (unaudited)
	Notes	6 months to 30 June 2022 £m	6 months to 30 June 2021 £m
Profit for the period		124.2	119.2
Adjustments for:
– Tax		37.7	29.6
– Share of profit from associates		(4.7)	(4.5)
– Interest income		(7.0)	(1.7)
– Interest expense		19.5	18.0
Reversal of non-cash items:
– Depreciation and impairment of property, plant and equipment		105.1	100.6
– Amortisation and impairment of intangible assets[1]		39.7	37.1
– Amortisation of computer software		8.6	7.5
– Other non-cash items		3.2	3.6
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
– Inventories		(21.7)	(1.4)
– Contract costs		(2.5)	0.2
– Trade and other receivables		(57.1)	22.6
– Contract assets		7.1	6.6
– Trade and other payables and provisions		46.8	24.5
– Contract liabilities		13.0	9.2
Cash generated from operating activities		311.9	371.1
Interest received		2.3	1.8
Interest paid[2]		(20.9)	(16.1)
Income tax paid		(32.2)	(25.0)
Net cash generated from operating activities		261.1	331.8
Cash flows from investing activities
Purchase of property, plant and equipment		(67.9)	(59.1)
Purchase of intangible fixed assets		(15.2)	(12.5)
Proceeds from sale of property, plant and equipment		3.2	1.6
Acquisition of companies and businesses, net of cash acquired	6	(127.4)	(254.7)
Disposal of companies and businesses		0.4	–
Dividends received from associates		0.4	–
Net change to cash flow from investment in term deposits		(2.1)	0.1
Net cash flows from investing activities		(208.6)	(324.6)
Cash flows from financing activities
Dividends paid to equity shareholders		(79.6)	(100.0)
Acquisition of shares from non-controlling interest		–	(9.4)
Capital element of lease payments		(45.3)	(42.2)
Cost of issuing new shares		(13.0)	–
Cash inflow/(outflow) on settlement of debt related foreign exchange forward contracts		0.9	(1.8)
Proceeds from new debt		1,743.8	1.5
Debt repayments		(136.2)	(9.1)
Net cash flows from financing activities		1,470.6	(161.0)
Net increase/(decrease) in cash and cash equivalents		1,523.1	(153.8)
Cash and cash equivalents at beginning of year		241.9	550.8
Exchange gains/(losses) on cash and cash equivalents		22.8	(9.1)
Cash and cash equivalents at end of the financial period		1,787.8	387.9

1.	Excluding computer software.

2.	Interest paid includes interest on lease payments of £3.3m (2021: £3.1m).

Rentokil Initial plc	15

Explanatory notes to the interim financial statements (unaudited)

1.	General information

The Company is a public limited company incorporated in England and Wales and domiciled in the UK with a listing on the London Stock Exchange. The address of its registered office is Rentokil Initial plc, Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY.

The consolidated half-yearly financial information for the half-year to 30 June 2022 was approved on 27 July 2022 for issue on 28 July 2022.

On page 108 of the Annual Report 2021 we set out the Group’s approach to risk management and on pages 73 to 79 we define the principal risks that are most relevant to the Group. These risks are described in detail and have mitigating actions assigned to each of them. In our view the principal risks remain unchanged from those indicated in the Annual Report 2021. A summary of the risks is laid out in the table below:

Principal risk	Summary of risk
Failure to integrate acquisitions and execute disposals from continuing business

The Company has a strategy that includes growth by acquisition, and has acquired 31 businesses in H1 2022. These companies need to be integrated quickly and efficiently to minimise potential impact on the acquired business and the existing business.

Failure to develop products and services that are tailored and relevant to local markets and market conditions

The Company operates across markets that are at different stages in the economic cycle, at varying stages of market development and have different levels of market attractiveness. We must be sufficiently agile to develop and deliver products and services that meet local market needs.

Failure to grow our business profitably in a changing macro-economic environment	The Company’s two core categories (Pest Control and Hygiene & Wellbeing since January 2022) operate in a global macro-economic environment that is subject to uncertainty and volatility.

Failure to mitigate against financial market risks	Our business is exposed to foreign exchange risk, interest rate risk, liquidity risk, counterparty risk and settlement risk.

Breaches of laws or regulations (including tax, competition and anti-trust laws)	As a responsible company we aim to comply with all laws and regulations that apply to our businesses across the globe.

Failure to ensure business continuity in case of a material incident	The business needs to have resilience to ensure business can continue if impacted by external events, e.g. cyber attack, hurricane or terrorism.

Fraud, financial crime and loss or unintended release of personal data

Collusion between individuals, both internal and external, could result in fraud if internal controls are not in place and working effectively. The business holds personal data on colleagues, some customers and suppliers: unintended loss or release of such data may result in criminal sanctions.

Safety, health and the environment (SHE)

The Company has an obligation to ensure that colleagues, customers and other stakeholders remain safe, that the working environment is not detrimental to health and that we are aware of and minimise any adverse impact on the environment.

Failure to deliver consistently high levels of service to the satisfaction of our customers	Our business model depends on servicing the needs of our customers in line with internal high standards and to levels agreed in contracts.

These interim financial results do not comprise statutory accounts within the meaning of Section 435 of the Companies Act 2006, and should be read in conjunction with the Annual Report 2021. Those accounts have been audited and delivered to the registrar of companies. The report of the auditor was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

For all information relating to 2021 results please refer to the Annual Report 2021 which can be accessed here: https://www.rentokil-initial.com/investors/annual-reports.aspx

Rentokil Initial plc	16

2.	Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with IAS 34 Interim Financial Reporting as contained in UK-adopted international accounting standards. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2021 which have been prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

Going concern

The Directors have prepared cash flow forecasts that demonstrate that the Group has sufficient liquidity to meet its obligations as they fall due for a period of at least 12 months from the date of approval of these Financial Statements.

Additionally the Directors have assessed severe but plausible downside scenarios, including the impact of further lockdowns. The most severe downside scenario assumes a revenue decline of 30% against base budget for a period of eighteen months in the next 24 months, which is considerably worse than the Group's actual performance in 2020 which saw a downturn of <30% for one month only.

In addition the Directors have considered the incremental impacts of a failed Terminix transaction. This would potentially include the payment of committed deal costs and a break fee.

Consequently, the directors are confident that the Group will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore have prepared the financial statements on a going concern basis.

3.	Accounting policies

The preparation of the interim financial information for the half-year ended 30 June 2022 requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the statement. If in the future such estimates and assumptions, which are based on management’s best judgement at the date of the statement, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

There are no significant judgements or key sources of estimation uncertainty made by management in applying the Group’s accounting policies.

Significant seasonal or cyclical variations in the Group’s total revenues are not experienced during the financial year.

Changes in accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2021. The changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending 31 December 2022.

A number of new standards are effective from 1 January 2022 but they do not have a material effect on the Group’s financial statements.

The Group has adopted the following amendments to standards with effect from 1 January 2022:

–	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

–	Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37

–	Annual Improvements to IFRS Standards 2018-2020

–	Reference to the Conceptual Framework – Amendments to IFRS 3.

These standards have had no impact on the financial position or performance of the Group. Consequently, no adjustment has been made to the comparative financial information as at 31 December 2021 or 30 June 2021. The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

Rentokil Initial plc	17

4.	Segmental information

Segmental information has been presented in accordance with IFRS 8 Operating Segments. Reporting segments reflect the internal management organisation and reporting structures. Each segment is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group’s Executive Leadership Team responsible for the review of Group performance. The operating businesses within each segment report to the Regional Managing Directors.

From 1 January 2022 there has been a change to the regional and category reporting structure. This updated reporting structure is reflected in the tables below.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs and central and regional overheads are also presented centrally as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management. Revenue and profit are from Ongoing operations which is defined and reconciled to the nearest equivalent GAAP measure in Note 14.

	Revenue	Revenue	Operating profit	Operating profit
	30 June	30 June	30 June	30 June
	2022	2021[1]	2022	2021
	£m	£m	£m	£m
North America[1]	693.9	637.7	110.9	99.3
France	159.6	148.7	22.8	14.6
Benelux	48.6	46.3	14.5	12.9
Germany	54.9	58.5	16.4	18.3
Southern Europe	73.8	73.5	12.8	13.2
Nordics	40.4	34.9	6.7	6.5
Latin America & Caribbean	56.6	46.0	10.3	8.3
Europe	433.9	407.9	83.5	73.8
UK, Ireland & Baltics	160.5	155.8	42.0	42.0
Sub-Saharan Africa	20.5	20.3	4.3	4.6
UK & Sub-Saharan Africa	181.0	176.1	46.3	46.6
Asia & MENAT	151.3	129.5	21.3	17.6
Pacific	108.6	99.7	23.7	20.5
Central and regional overheads	2.5	2.1	(48.4)	(45.3)
Restructuring costs	–	–	(4.8)	(3.9)
Ongoing operations at actual exchange rates	1,571.2	1,453.0	232.5	208.6
Disposed businesses[2]	0.9	1.7	–	–
Continuing operations at actual exchange rates	1,572.1	1,454.7	232.5	208.6
One-off items – operating			(23.1)	(10.9)
Amortisation of intangible assets[3]			(39.8)	(37.1)
Operating profit			169.6	160.6

1. Revenue has been restated by £8.0m in 2021 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent.

2. Includes revenue of £0.9m (2021: £1.5m) from product sales by the Group to CWS-boco International GmbH.

3. Excluding computer software.

One-off items

One-off items – operating is a charge of £23.1m (2021: £10.9m) which mainly relates to acquisition and integration costs, £19.0m of which relates to the Terminix acquisition.

Analysis of revenue by business category
	Revenue 30 June 2022 £m	Revenue 30 June 2021¹ £m
Pest Control	1,086.4	933.4
Hygiene & Wellbeing	392.5	437.8
France Workwear	89.8	79.7
Central & regional overheads	2.5	2.1
Disposed businesses	0.9	1.7
Total	1,572.1	1,454.7

1.  Revenue has been restated by £8.0m in 2021 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent.

Rentokil Initial plc	18

Analysis of revenue by type
	Revenue 30 June 2022 £m	Revenue 30 June 2021¹ £m
Recognised over time
Contract service revenue	1,110.2	973.6
Recognised at a point in time
Job work	288.5	330.1
Sale of goods	173.4	151.0
Total	1,572.1	1,454.7

1.  Revenue has been restated by £8.0m in 2021 to reflect a correction in presentation in relation to certain sales contracts where the Group acts as agent.

Amortisation and impairment of intangible assets
	Amortisation and impairment of intangibles[1] 30 June 2022 £m	Amortisation and impairment of intangibles[1] 30 June 2021 £m
North America	19.9	16.7
Europe	7.2	6.7
UK & Sub-Saharan Africa	3.8	4.3
Asia & MENAT	4.6	3.7
Pacific	1.9	1.9
Central and regional	2.4	3.8
Total	39.8	37.1
1. Excluding computer software.

5. Income tax expense
The analysis of the tax charge in the period is as follows:
	6 months to 30 June 2022 £m	6 months to 30 June 2021 £m
UK corporation tax at 19.0% (2021: 19.0%)	9.4	8.1
Overseas taxation	40.1	28.5
Adjustments in respect of prior periods	(2.0)	(3.6)
Total current tax	47.5	33.0
Deferred tax (credit)/expense	(9.7)	0.9
Adjustments from change in tax rates	–	(3.8)
Adjustments in respect of prior periods	–	(0.5)
Total deferred tax	(9.7)	(3.4)
Total income tax expense	37.8	29.6

The tax charge for the period has been calculated by applying the effective tax rate which is expected to apply to the Group for the year ended 31 December 2022 using rates substantively enacted by 30 June 2022. A separate effective income tax rate has been calculated for each jurisdiction in which the Group operates applied to the pre- tax profits for the interim period.

The reported tax rate for the period was 23.2% (H1 2021: 19.9%). The Group’s Effective Tax Rate (ETR) before amortisation of intangible assets (excluding computer software), one-off items and the net interest adjustments for the period was 21.8% (H1 2021: 20.4%). This compares with a blended rate of tax for the countries in which the Group operates of 24% (H1 2021: 24%).

Legislation has been enacted to increase the standard rate of UK corporation tax from 19% to 25% from 1 April 2023. As a result deferred tax balances have been calculated at 19% or 25% depending upon when the balance is expected to unwind.

On 20 July 2022, HM Treasury released draft Pillar 2 legislation that would commence from 1 January 2024. We are reviewing this draft legislation to understand the potential impact on the Group.

The Group’s ETR is expected to remain above the UK tax rate due to the proportion of overseas profits which are taxed at a higher rate than UK profits. In the medium term the Group’s Adjusted ETR is likely to increase towards the blended tax rate. The blended tax rate is expected to increase to 25% in 2023 when the UK tax rate increases to 25%.

Total uncertain tax positions (including interest thereon) amounted to £56.7m as at 30 June 2022 (December 2021: £57.2m). Included within this amount is £11.3m (December 2021: £11.5m) in respect of interest arising on tax provisions which is included in other payables.

Rentokil Initial plc	19

Total tax payments for the period amounted to £32.2m (2021: £25.0m), an increase of £7.2m. The movement on the deferred income tax account is as follows:

	6 months to	6 months to
	30 June 2022	30 June 2021
	£m	£m
At 1 January	(66.5)	(57.0)
Exchange differences	(7.3)	2.1
Acquisition of companies and businesses	(15.6)	(3.5)
Credited to the income statement	9.7	3.4
Charged to other comprehensive income	(0.3)	(0.3)
(Charged)/credited to equity	(4.3)	1.2
At 30 June	(84.3)	(54.1)
Deferred taxation has been presented on the balance sheet as follows: Deferred tax asset within non-current assets	43.7	36.5
Deferred tax liability within non-current liabilities	(128.0)	(90.6)
	(84.3)	(54.1)

A deferred tax asset of £8.2m has been recognised in respect of UK losses (December 2021: £12.4m) carried forward at 30 June 2022. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. Remaining UK tax losses of £34.6m have not been recognised as at 30 June 2022 as it is not considered probable that future taxable profits will be available against which the tax losses can be offset.

At the balance sheet date the Group had tax losses of £67.0m (December 2021: £81.6m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses.

6.	Business combinations

The Group purchased 100% of either the share capital or the trade and assets of 31 companies and businesses in the period. An overview of the acquisitions in the year can be found on page 8 under the 'Continued strength of M&A' heading. The Group acquires companies and businesses as part of its growth strategy.

The total consideration in respect of acquisitions in the current year was £159.6m. Details of goodwill and the fair value of net assets acquired are as follows:

	6 months to	6 months to
	30 June 2022	30 June 2021
	£m	£m
Purchase consideration: – Cash paid	115.5	69.2
– Deferred and contingent consideration	44.1	18.8
Total purchase consideration	159.6	88.0
Fair value of net assets acquired	(72.9)	(30.8)
Goodwill from current period acquisitions	86.7	57.2

Goodwill represents the synergies, workforce and other benefits expected as a result of combining the respective businesses.

Deferred consideration of £17.2m and contingent consideration of £26.9m is payable in respect of the above acquisitions. Contingent consideration is payable based on a variety of conditions including revenue and profit targets being met.

The provisional fair value of assets and liabilities arising from acquisitions in the period are shown below. The provisional fair values will be materially finalised in the 2022 financial statements. The fair values are provisional as the acquisition accounting has not yet been finalised, primarily due to the proximity of the acquisitions to the period end.

	6 months to	6 months to
	30 June 2022	30 June 2021
	£m	£m
Non-current assets – Intangible assets[1]	70.4	29.3
– Property, plant and equipment	6.9	3.0
Current assets	17.3	5.6
Current liabilities	(5.7)	(3.2)
Non-current liabilities	(16.0)	(3.9)
Net assets acquired	72.9	30.8
1. Includes £68.1m (2021: £29.2m) of customer lists and £2.3m (2021: £0.1m) of other intangibles.

Rentokil Initial plc	20

Acquired receivables are disclosed at fair value and represent the best estimate of the contractual cash flows expected to be collected.

From the dates of acquisition to 30 June 2022, these acquisitions contributed £13.6m to revenue and £2.6m to operating profit. If the acquisitions had occurred on 1 January 2022, the revenue and operating profit of the combined entity would have amounted to £1,589.7m and £171.9m respectively.

In relation to prior period acquisitions, there has been an adjustment to the provisional fair values resulting in an increase to goodwill of £2.3m.

The Group paid £18.8m in respect of deferred and contingent consideration for current and prior year acquisitions, resulting in the total cash outflow in the period from current and past period acquisitions, net of £6.9m cash acquired, of £127.4m. In addition the Group acquired £0.5m of lease liabilities and £0.2m of loans bringing the movement on net debt from acquisitions to £128.1m.

7.	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired business at the date of acquisition. It is recognised as an intangible asset. Goodwill arising on the acquisition of an associate is included in investments in associates.

Goodwill is carried at cost less accumulated impairment losses and is tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to CGUs identified according to country of operation and reportable business unit. The way in which CGUs are identified has not changed from prior periods. Newly acquired entities might be a single CGU until such time that they can be integrated. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The recoverable amount of a CGU is determined based on the higher of value-in-use calculations using cash flow projections and fair value less costs to sell if appropriate. The cash flow projections in year one are based on financial budgets approved by management, which are prepared as part of the Group’s normal planning process. Cash flows for years two to five use management’s expectation of sales growth, operating costs and margin, based on past experience and expectations regarding future performance and profitability for each CGU. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates (LTGR). The effect of climate change has been considered in the cash flows.

An assessment has been performed for all material CGUs at the half year to identify any possible indicators of impairment. The assessment included a review of internal and external factors that have the potential to significantly reduce the CGU value. No indicators of possible impairment have been identified as a result of this assessment.

8. Dividends
	6 months to 30 June 2022 £m	6 months to 30 June 2021 £m	Year to 31 December 2021 £m
2020 final dividend paid – 5.41p per share	–	100.0	100.0
2021 interim dividend paid – 2.09p per share	–	–	38.7
2021 final dividend paid – 4.30 per share	79.1	–	–
	79.1	100.0	138.7

The directors have declared an interim dividend of 2.40p per share amounting to £44.7m payable on 12 September 2022 to shareholders on the register at close of business on 5 August 2022. The last day for DRIP elections is 19 August 2022. The Company has a progressive dividend policy and will consider the level of growth for 2022 based on the year-end results. These interim financial statements do not reflect this dividend payable.

9.	Retirement benefit obligations

Apart from the legally required social security state schemes, the Group operates a number of pension schemes around the world covering many of its employees.

Buy-out of the Group's principal scheme (the Rentokil Initial 2015 Pension Scheme in the United Kingdom ("the Scheme")) completed on 24 February 2022, extinguishing a retirement benefit obligation of £1,152.1m and the related insurance policy asset. At 30 June 2022 a retirement benefit asset relating to the Scheme remains on the balance sheet amounting to £18.2m (December 2021: £18.2m). This represents the surplus assets remaining in the Scheme that will be distributed to the Group on wind up of the Scheme. It remains subject to certain estimates and assumptions made at the balance sheet date which could lead the overall surplus available to change.

Schemes currently in an accounting surplus position total £20.8m (December 2021: £19.0m) and schemes currently in an accounting deficit position total £31.6m (December 2021: £27.3m).

10. Net debt
	At 30 June	At 31 December
	2022 £m	2021 £m
Current
Cash and cash equivalents in the Consolidated Balance Sheet[1]	2,371.1	668.4
Other investments	3.7	1.6
Fair value of debt-related derivatives[2]	1.8	1.5
Bank and other short-term borrowings:	(607.2)	(459.3)

Rentokil Initial plc	21

Lease liabilities	(80.3)	(77.8)
	1,689.1	134.4
Non-current Fair value of debt-related derivatives[3]	(66.8)	(23.7)
Bank and other long-term borrowings:	(2,918.2)	(1,256.2)
Lease liabilities	(149.7)	(139.2)
	(3,134.7)	(1,419.1)
Total net debt	(1,445.6)	(1,284.7)

1. Cash and cash equivalents in the Consolidated Cash Flow Statement consists of cash and cash equivalents in the Consolidated Balance Sheet and bank overdraft.

2. Current fair value of debt-related derivatives is the net amount of current derivative financial assets and liabilities included in the Consolidated Balance Sheet.

3. Non-current fair value of debt-related derivatives is the net amount of non-current derivative financial assets and liabilities included in the Consolidated Balance Sheet.

Fair value is equal to carrying value for all elements of net debt with the exception of bond debt which has a carrying value of £2,915.8m (December 2021: £1,253.7m) and a fair value of £2,842.3m (December 2021: £1,272.1m). No further disclosures are required by IFRS 7.29(a).

Cash at bank and in hand includes £8.6m (December 2021: £6.6m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.

11. Bank and other borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group’s bank debt comprises:

	Facility	Drawn at		Interest rate at
	amount	30 June 2022	Headroom	30 June 2022
	£m	£m	£m	%
Non-current £550m RCF due August 2025	550.0	–	550.0	0.14%
Average cost of bank debt at period end rates				0.14%

The Group has a committed £550m revolving credit facility (RCF) which is available for cash drawings up to £550m. The maturity date is August 2025. As at 30 June 2022 the facility was undrawn (2021: £nil).

In addition the Group entered into a £120m uncommitted RCF facility with ING Bank N.V. which was drawn down in full and repaid during the period. This facility was cancelled on 30 June 2022.

During June 2022, the Group issued new bonds, denominated in EUR and GBP, in three tranches to fund the cash settlement of the acquisition price of Rentokil’s takeover of Terminix Global Holdings, Inc. (‘Terminix’).

The bonds contain call options that allow them to be redeemed early by the Group. Management has performed analysis and concluded that separation of the embedded derivatives within each bond is not required (nor permissible). Each bond is required to be classified in full at amortised cost.

Further information on the new financing arrangements can be found on page 10 under the 'Funding' heading. The Group’s medium-term notes and bond debt comprises:

	Bond interest coupon	Effective hedged interest rate
Non-current
€400m bond due November 2024	Fixed 0.950%	Fixed 2.973%
€500m bond due May 2026	Fixed 0.875%	Fixed 1.505%
€850m bond due June 2027[1]	Fixed 3.875%	Fixed 3.963%
€600m bond due October 2028	Fixed 0.500%	Fixed 1.030%
€600m bond due June 2030[1]	Fixed 4.375%	Fixed 4.375%
£400m bond due June 2032[1]	Fixed 5.000%	Fixed 5.250%
Average cost of bond debt at period end rates		2.559%

1. Bond issued in June 2022.

The effective interest rate reflects the interest rate after the impact of cross currency interest rate swaps.

12. Derivative financial instruments

The Group uses derivative financial instruments in support of its hedging strategy which is to hold debt in proportion to the Group profit and cash flow which are mainly EUR and USD.

For all financial instruments held by the Group, those that are held at fair value are to be classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Rentokil Initial plc	22

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly as prices or indirectly through modelling based on prices; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

No financial instruments have moved between levels in the period.

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices or dealer quotes for similar instruments
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Metal hedging options and non-deliverable forwards	2	Discounted cash flow using quoted market prices and forward interest rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using WACC

The Group entered into deal-contingent cross-currency swaps in relation to the Terminix acquisition. These instruments were executed on-market on 30 June 2022 and had an immaterial valuation at the balance sheet date.

	Fair value assets	Fair value assets	Fair value liabilities	Fair value liabilities
	30 June 2022 £m	31 December 2021 £m	30 June 2022 £m	31 December 2021 £m
Interest rate swaps (level 2):
– non-hedge	0.2	–	–	(0.6)
– cash flow hedge	–	–	(14.8)	(25.3)
– net investment hedge	7.7	11.0	(58.2)	(8.2)
Foreign exchange swaps (level 2):
– non-hedge	0.2	1.3	(0.1)	(0.4)
Metal hedging options and non- deliverable forwards (level 2):
– non-hedge	0.1	–	(0.1)	–
	8.2	12.3	(73.2)	(34.5)
Analysed as follows:
Current portion	2.0	2.5	(0.2)	(1.0)
Non-current portion	6.2	9.8	(73.0)	(33.5)
Derivative financial instruments	8.2	12.3	(73.2)	(34.5)
Contingent consideration (including put option liability) (level 3)	–	–	(90.2)	(75.0)
Analysed as follows:
Current portion	–	–	(46.8)	(22.8)
Non-current portion	–	–	(43.4)	(52.2)
Other payables (non-current)	–	–	(90.2)	(75.0)

The assumptions that are made in estimating the value of the put option liability are option price and discount rate. A 5% reduction in the estimated option price would result in a £2.1m decrease in the liability, and a 100 basis point decrease in the discount rate would result in a £1.2m increase in the liability. All gains and losses relating to the put option are recognised in OCI.

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction) there is not considered to be any change in input that would have a material impact on the contingent consideration liability.

Rentokil Initial plc	23

	Contingent consideration	Contingent consideration
	30 June 2022	30 June 2021
	£m	£m
At 1 January	75.0	62.8
Exchange differences	1.5	(0.3)
Acquisitions	27.3	11.6
Payments	(12.6)	(6.4)
Revaluation of put option through equity	(1.0)	0.4
	90.2	68.1
Fair value is equal to carrying value for all other trade and other payables.

13. Events occurring after the balance sheet date
There were no significant events occurring after the balance sheet date.

Rentokil Initial plc	24

14. Alternative performance measures

Definitions and reconciliation of non-GAAP measures to GAAP measures

The Group uses a number of measures to present the financial performance of the business that are not GAAP measures as defined under IFRS. Management believes these measures provide valuable additional information for users of the financial statements in order to understand the underlying trading performance. The Group’s internal strategic planning process is also based on these measures and they are used for incentive purposes. They should be viewed as complements to, and not replacements for, the comparable GAAP measures.

Constant exchange rates (CER)

Given the international nature of the Group’s operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into sterling (the functional reporting currency of the Group). In order to help understand the underlying trading performance of the business, often revenue and profit measures are presented at CER. CER is calculated by translating current year reported numbers at the full year average exchange rates for the prior year, in order to give management and other users of the accounts better visibility of underlying trading performance against the prior period. The major exchange rates used are £/$ FY 2021 1.3739 and £/€ FY 2021 1.1617. Comparisons are to the six months ended 30 June 2021 (H1 2021) unless otherwise stated.

Ongoing Revenue and Ongoing Operating Profit

Ongoing Revenue and Ongoing Operating Profit represent the performance of the continuing operations of the Group (including acquisitions) after removing the effect of disposed or closed businesses. Ongoing Operating Profit is an adjusted measure and is presented before items including amortisation and impairment of intangible assets (excluding computer software), one-off items and net profit on disposal of businesses (see below for full details).

Ongoing measures enable the users of the accounts to focus on the performance of the businesses retained by the Group and that will therefore contribute to the future performance. Ongoing Revenue and Ongoing Operating Profit are presented at CER unless otherwise stated. A reconciliation of Ongoing Revenue and Ongoing Operating Profit measures to the equivalent GAAP measure is provided in the table below and in the segmental analysis in Note 4.

Adjusted profit and earnings per share measures

Adjusted profit measures are used to give management and other users of the accounts a clear understanding of the underlying profitability of the business over time. Adjusted profit measures are calculated by adding the following items back to the equivalent GAAP profit measure:

●	Amortisation and impairment of intangible assets (excluding computer software);

●	One-off items (operating and associates); and

●	Net interest adjustments.

Intangible assets (excluding computer software) are recognised on the acquisition of businesses which, by their nature, can vary by size and amount each year. As a result, amortisation of intangibles is added back to assist with the understanding of the underlying trading performance of the business and to allow comparability across regions and categories.

One-off items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses (including aborted acquisitions), gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy property-related provisions (vacant property and environmental liabilities), and payments or receipts as a result of legal disputes.

Net interest adjustments are other non-cash gains and losses that can cause material fluctuations and distort understanding of the performance of the business such as net interest on pension schemes and interest fair value adjustments. These adjustments are made to aid year-on-year comparability.

Adjusted earnings per share is calculated by dividing adjusted profit after tax from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue.

Rentokil Initial plc	25

A reconciliation of non-GAAP measures to the comparable GAAP equivalents is provided below at both AER and CER:

H1 2022		H1 2022	H1 2021	H1 2021	% change
AER		CER	AER	CER
	£m	£m	£m	£m	AER	CER
Ongoing Revenue	1,571.2	1,534.4	1,453.0	1,452.9	8.1	5.6
Revenue – disposed and closed businesses	0.9	0.9	1.7	1.7	(47.3)	(47.4)
Revenue	1,572.1	1,535.3	1,454.7	1,454.6	8.1	5.5
Ongoing Operating Profit	232.5	228.1	208.6	208.2	11.5	9.6
Operating Profit – disposed and closed businesses	–	–	–	–	–	–
Adjusted Operating Profit	232.5	228.1	208.6	208.2	11.5	9.6
One-off items – operating	(23.1)	(22.9)	(10.9)	(10.9)	(111.8)	(110.5)
Amortisation and impairment of intangible assets[1]	(39.7)	(38.7)	(37.1)	(37.1)	(7.4)	(4.3)
Operating profit	169.7	166.5	160.6	160.2	5.6	3.9
Share of profit from associates (net of tax)	4.7	4.9	4.5	4.5	3.6	9.9
Net adjusted interest payable	(11.8)	(11.0)	(19.1)	(19.1)	38.4	42.5
Net interest adjustments	(0.7)	(0.5)	2.8	2.8	(123.0)	(118.8)
Profit before tax	161.9	159.9	148.8	148.4	8.8	7.8
Net interest adjustments	0.7	0.5	(2.8)	(2.8)	123.0	118.8
One-off items – operating	23.1	22.9	10.9	10.9	111.8	110.5
Amortisation and impairment of intangible assets1	39.7	38.7	37.1	37.1	7.4	4.3
Adjusted profit before tax	225.4	222.0	194.0	193.6	16.2	14.7
Basic earnings per share	6.67p	6.57p	6.42p	6.69p
Basic adjusted earnings per share	10.69p	10.49p	8.31p	8.66p
1. Excluding computer software.

Organic Revenue Measures

Acquisitions are a core part of the Group’s growth strategy. Organic Revenue growth measures are used to help understand the underlying performance of the Group. Organic Revenue growth represents the growth in Ongoing Revenue excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full year performance for growth calculations (pro forma revenue).

	2021 Ongoing Revenue	Pro forma revenue from 2021 and 2022 acquisitions		Organic Revenue growth		2022 Ongoing Revenue
	£m	£m	%	£m	%	£m	%
North America	642.7	35.5	5.5	(22.1)	(3.4)	656.1	2.1
Europe	404.1	15.1	3.8	20.7	5.1	439.9	8.9
UK & Sub-Saharan Africa	175.8	–	–	5.3	3.0	181.1	3.0
Asia & MENAT	129.6	10.1	7.8	7.4	5.7	147.1	13.5
Pacific	98.6	4.4	4.5	4.7	4.8	107.7	9.3
Central & regional OH	2.1	–	–	0.4	15.2	2.5	15.2
Total	1,452.9	65.1	4.5	16.4	1.1	1,534.4	5.6

	2021 Ongoing Revenue	Pro forma revenue from 2021 and 2022 acquisitions		Organic Revenue growth		2022 Ongoing Revenue
	£m	£m	%	£m	%	£m	%
Pest Control	935.7	61.1	6.5	52.2	5.6	1,049.0	12.1
Hygiene & Wellbeing	436.1	4.0	0.9	(48.8)	(11.2)	391.3	(10.3)
France Workwear	79.0	–	–	12.6	16.0	91.6	16.0
Central & regional OH	2.1	–	–	0.4	15.2	2.5	15.2
Total	1,452.9	65.1	4.5	16.4	1.1	1,534.4	5.6

Rentokil Initial plc	26

Regional Analysis

	Ongoing Revenue				Ongoing Operating Profit
	H1 2022		Change from HY 2021		H1 2022		Change from HY 2021
	AER	CER	AER	CER	AER	CER	AER	CER
	£m	£m	%	%	£m	£m	%	%
North America	693.9	656.1	8.8	2.1	110.9	104.8	11.7	4.8
France	159.6	162.9	7.3	10.6	22.8	23.3	56.4	61.2
Benelux	48.6	49.6	5.1	8.2	14.5	14.8	12.6	16.0
Germany	54.9	55.7	(6.2)	(4.1)	16.4	16.6	(10.5)	(8.7)
Southern Europe	73.8	75.2	0.3	3.4	12.8	13.1	(3.1)	(0.2)
Nordics	40.4	41.1	15.6	18.7	6.7	6.8	2.4	5.1
Latin America & Caribbean	56.6	55.4	23.1	21.9	10.3	10.4	25.4	28.3
Total Europe	433.9	439.9	6.4	8.9	83.5	85.0	13.3	16.3
UK, Ireland & Baltics	160.5	160.8	3.0	3.3	42.0	42.1	(0.2)	0.1
Sub-Saharan Africa	20.5	20.3	1.0	0.6	4.3	4.3	(5.4)	(5.7)
UK & Sub-Saharan Africa	181.0	181.1	2.8	3.0	46.3	46.4	(0.7)	(0.5)
Asia & MENAT	151.3	147.1	16.9	13.5	21.3	20.6	21.1	17.2
Pacific	108.6	107.7	8.9	9.3	23.7	23.5	15.3	15.8
Central and regional overheads	2.5	2.5	15.7	15.2	(48.4)	(47.6)	(6.7)	(4.6)
Restructuring costs	–	–	–	–	(4.8)	(4.6)	(25.1)	(19.1)
Ongoing operations	1,571.2	1,534.4	8.1	5.6	232.5	228.1	11.5	9.6
Disposed businesses	0.9	0.9	(47.3)	(47.4)	–	–	–	–
Continuing operations	1,572.1	1,535.3	8.1	5.5	232.5	228.1	11.5	9.6

Category Analysis

	Ongoing Revenue				Ongoing Operating Profit
	H1 2022		Change from HY 2021		H1 2022		Change from HY 2021
	AER	CER	AER	CER	AER	CER	AER	CER
	£m	£m	%	%	£m	£m	%	%
Pest Control	1,086.4	1,049.0	16.4	12.1	195.3	189.8	18.3	14.8
– Growth[1]	946.0	912.6	15.4	11.0	177.5	172.5	17.6	14.1
– Emerging[2]	140.4	136.4	23.3	19.9	17.8	17.3	25.5	22.8
Hygiene & Wellbeing	392.5	391.3	(10.3)	(10.3)	77.2	77.1	(10.8)	(10.7)
– Core Hygiene & Wellbeing	378.7	377.7	10.5	10.8
– Disinfection	13.8	13.6	(85.4)	(85.7)
France Workwear	89.8	91.6	12.6	16.0	13.2	13.4	115.8	122.5
Central and regional overheads	2.5	2.5	15.7	15.2	(48.4)	(47.6)	(6.7)	(4.6)
Restructuring costs	–	–	–	–	(4.8)	(4.6)	(25.1)	(19.1)
Ongoing operations	1,571.2	1,534.4	8.1	5.6	232.5	228.1	11.5	9.6
Disposed businesses	0.9	0.9	(47.3)	(47.4)	–	–	–	–
Continuing operations	1,572.1	1,535.3	8.1	5.5	232.5	228.1	11.5	9.6

1.	Growth markets include North America, the UK and Ireland, Pacific, Germany, Benelux and the Caribbean.

2.	Emerging markets include Asia & MENAT, Latin America and Central America.

Rentokil Initial plc	27

Operating Margin

Operating Margin is calculated by dividing Ongoing Operating Profit by Ongoing Revenue, expressed as a percentage. Net Operating Margin by region and category is shown in the tables below:

	H1 2022%	H1 2021%	Variance % points
North America	16.0	15.6	0.4
France	14.3	9.8	4.5
Benelux	29.9	27.9	2.0
Germany	29.8	31.3	(1.5)
Southern Europe	17.3	18.0	(0.7)
Nordics	16.6	18.7	(2.1)
Latin America & Caribbean	18.8	17.8	1.0
Total Europe	19.3	18.1	1.2
UK, Ireland & Baltics	26.1	27.0	(0.9)
Sub-Saharan Africa	21.3	22.7	(1.4)
UK & Sub-Saharan Africa	25.6	26.5	(0.9)
Asia & MENAT	14.0	13.6	0.4
Pacific	21.8	20.6	1.2
Ongoing operations[1]	14.9	14.3	0.6
Disposed businesses	–	1.5	(1.5)
Continuing operations[1]	14.9	14.3	0.6

	H1 2022%	H1 2021%	Variance % points
Pest Control	18.1	17.7	0.4
– Growth	18.9	18.4	0.5
– Emerging	12.7	12.4	0.3
Hygiene & Wellbeing	19.7	19.8	(0.1)
France Workwear	14.7	7.6	7.1
Ongoing operations[1]	14.9	14.3	0.6
Disposed businesses	–	1.5	(1.5)
Continuing operations[1]	14.9	14.3	0.6

1.	Operating Margin for ongoing operations and continuing operations is calculated after central and regional overheads and restructuring costs.

Adjusted Interest

Adjusted interest is calculated by adjusting the reported finance income and costs by the net interest on pensions and interest fair value adjustments.

	H1 2022 AER £m	H1 2021 AER £m
Net finance costs	(12.5)	(16.3)
Net interest credit from pensions	0.1	0.1
Interest fair value adjustments	0.6	(2.9)
Adjusted interest	(11.8)	(19.1)

Rentokil Initial plc	28

Free Cash Flow

The Group aims to generate sustainable cash flows (Free Cash Flow) in order to support its acquisition programme and to fund dividend payments to shareholders. Free cash flow is measured as net cash from operating activities, adjusted for cash flows related to the purchase and sale of property, plant and equipment and intangible fixed assets, cash flows related to leased assets and dividends received from associates. These items are considered by management to be non-discretionary as continued investment in these assets is required to support the day- to-day operations of the business. A reconciliation of Free Cash Flow from net cash from operating activities is provided in the table below:

	H1 2022 AER £m	H1 2021 AER £m
Net cash from operating activities	261.1	331.8
Purchase of property, plant, equipment and intangible fixed assets	(83.1)	(71.6)
Capital element of lease payments and initial direct costs incurred	(45.3)	(41.1)
Proceeds from sale of property, plant, equipment and software	3.2	1.6
Dividends received from associates	0.4	–
Free Cash Flow	136.3	220.7

Free Cash Flow Conversion

Free Cash Flow Conversion is calculated by dividing Adjusted Profit from continuing operations attributable to equity holders of the Company by Adjusted Free Cash Flow, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for one-off items – operating and product development additions.

	H1 2022 AER £m	H1 2021 AER £m
Adjusted profit before tax	225.4	194.0
Adjusted tax expense	(49.2)	(39.6)
Adjusted profit after tax from continuing operations attributable to equity holders of the Company	176.2	154.4
Free Cash Flow from continuing operations	136.3	220.7
One-off items – operating	14.9	9.0
Product development additions	3.4	2.7
	154.6	232.4
Free Cash Flow Conversion	87.7%	150.5%

Effective Tax Rate

Effective Tax Rate is calculated by dividing adjusted income tax expense by adjusted profit before income tax, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the Group’s adjusted profit before tax from continuing operations.

	H1 2022 AER £m	H1 2021 AER £m
Income tax expense	37.7	29.6
Tax adjustments on:
Amortisation and impairment of intangible assets (excluding computer software)	9.9	9.1
One-off items – operating	1.4	1.4
Net interest adjustments	0.2	(0.5)
Adjusted income tax expense (a)	49.2	39.6
Adjusted profit before income tax (b)	225.4	194.0
Effective Tax Rate (a/b)	21.8%	20.4%

Rentokil Initial plc	29

Responsibility statement of the directors in respect of the 2022 interim statement

We confirm that to the best of our knowledge:

–	the condensed set of financial statements prepared in accordance with IAS 34, 'Internal Financial Reporting', as adopted in the UK (IAS 34), gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and its subsidiaries included in the consolidation as a whole as required by DTR 4.2.4R; and

–	the interim management report includes a fair review of the information required by DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year.

We have reviewed, and found that we have nothing to report in relation to the requirements of DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

By Order of the Board

Andy Ransom

Chief Executive

27 July 2022

The directors of Rentokil Initial plc are listed in the Rentokil Initial plc Annual Report for 31 December 2021. A list of the current directors is maintained on the Rentokil Initial website: rentokil-initial.com

Rentokil Initial plc	30

Independent review report to Rentokil Initial plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed Rentokil Initial plc’s condensed consolidated interim financial statements (the “interim financial statements”) in the 2022 interim statement of Rentokil Initial plc for the 6 month period ended 30 June 2022 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

The interim financial statements comprise:

●	the consolidated balance sheet as at 30 June 2022;

●	the consolidated statement of profit or loss and other comprehensive income for the period then ended;

●	the consolidated cash flow statement for the period then ended;

●	the consolidated statement of changes in equity for the period then ended; and

●	the explanatory notes to the interim financial statements.

The interim financial statements included in the 2022 interim statement of Rentokil Initial plc have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the 2022 interim statement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with this ISRE. However, future events or conditions may cause the group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The 2022 interim statement, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the 2022 interim statement in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the 2022 interim statement, including the interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the 2022 interim statement based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP

Chartered Accountants London

27 July 2022

Rentokil Initial plc	31

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil Initial”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil Initial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a preliminary registration statement on Form F-4, which includes a preliminary proxy statement of Terminix that also constitutes a preliminary prospectus of Rentokil Initial. Each of Rentokil Initial and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil Initial will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil Initial’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil Initial and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL INITIAL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL INITIAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/ prospectus and other documents filed by Rentokil Initial and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597- 1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil Initial online at https://www. rentokil-initial.com, upon written request delivered to Rentokil Initial at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Peter Russell, or by calling Rentokil Initial by telephone at +44 (0) 7811 270734 or by email at investor@rentokil-initial.com. The information included on, or accessible through, Rentokil Initial’s or Terminix’s website is not incorporated by reference into this communication.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil Initial, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2021 Annual Report on Form 10-K filed with the SEC on March 1, 2022, available at investors.terminix.com and www.sec.gov. Information about Rentokil Initial’s directors and executive officers may be found on its website at https://www.rentokil-initial. com and in its 2021 Annual Report filed with applicable securities regulators in the United Kingdom on March 30, 2022, available on its website at https://www.rentokil-initial.com. The information included on, or accessible through, Rentokil Initial’s or Terminix’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; Rentokil Initial is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil Initial is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil Initial declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil Initial; Terminix or Rentokil Initial is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil Initial or on

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Terminix’s or Rentokil Initial’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil Initial or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil Initial’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil Initial’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil Initial’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction ; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil Initial’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.rentokil-initial.com (information included on or accessible through Rentokil Initial’s website is not incorporated by reference into this communication); and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil Initial nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

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